SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

(Amendment No. 2)

Assurant, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

04621X 10 8
(CUSIP Number)

December 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 04621X 10 8	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fortis Insurance N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☐
N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,147,440*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,147,440*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,147,440*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.52%**
12	TYPE OF REPORTING PERSON CO
* See also Item 4(a).
** Based upon 117,909,170 shares outstanding at November 1, 2007 as reported in the Form 10-Q of Assurant, Inc. as filed with the U.S. Securities and Exchange Commission on November 9, 2007.  See also Item 4(b).

Item 1(a).	Name of Issuer:

The issuer of the class of equity securities to which this statement relates is Assurant, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The principal executive offices of Assurant, Inc. are located at One Chase Manhattan Plaza, 41st Floor, New York, New York 10005.

Item 2(a).	Name of Person Filing:

See Item 1 of the cover page.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office and headquarters of Fortis Insurance N.V. is Archimedeslaan 6, 3584 BA, Utrecht, The Netherlands.

Item 2(c).	Citizenship:

Fortis Insurance N.V. is a public company with limited liability incorporated as a naamloze vennootschap under Dutch law.

Item 2(d).	Title of Class of Securities:

The title of the class of securities to which this statement relates is Common Stock, $0.01 par value.

Item 2(e).	CUSIP Number:

The CUSIP number is 04621X 10 8.

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: As of December 31, 2007, Fortis Insurance N.V. beneficially owned 22,999,130 shares of common stock of Assurant, Inc.

On 28 January 2008, Fortis Insurance N.V. delivered 18,851,690 shares of common stock of Assurant, Inc. in satisfaction of its obligations under US$774,149,000 aggregate amount of 7.75% mandatorily exchangeable bonds.

As of the date hereof, Fortis Insurance N.V. beneficially owns 4,147,440 shares of common stock of Assurant, Inc.

(b)	Percent of class: As of the date hereof, Fortis Insurance N.V. beneficially owns less than 5% of the common stock of Assurant, Inc.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of the cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of the cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORTIS INSURANCE N.V. February 11, 2008
(Date)

/s/ Joost Hermans
(Signature)

Joost Hermans, Attorney-in-Fact
(Name/Title)

FORTIS INSURANCE N.V. February 11, 2008
(Date)

/s/ Pierre-Henri Bagon
(Signature)

Pierre-Henri Bagon, Attorney-in-Fact
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

POWER OF ATTORNEY

The undersigned:

Fortis Insurance N.V., a Dutch company with limited liability (“naamloze vennootschap”) with its registered office at Archimedeslaan 6, 3584 BA Utrecht (hereinafter referred to as “Fortis Insurance”)

validly represented by Messrs. J.P. Votron and G. Mittler, pursuant to powers delegated in a resolution of its Executive Board of 10 January 2005 and in accordance with article 16.1 of its articles of association, hereby grants special power of attorney to:

any of Betty Keutgen, Jean Dessain, Pierre-Henri Bagon, Joost Hermans and Paul Goris, with power to act individually and with authority to further delegate,

to execute and deliver in the name and on behalf of Fortis Insurance a purchase agreement relating to the issue by Fortis Insurance of mandatorily exchangeable secured unsubordinated bonds with a maximum principal amount equal to the aggregate stock price of approximately 23 million Assurant, Inc. shares (or a greater amount) calculated at the launch of the bond issue increased by 10% (the “Bonds”), such purchase agreement to be entered into between Fortis Insurance, Fortis SA/NV, Fortis N.V. and Assurant, Inc. on the one hand, and Morgan Stanley & Co. Incorporated and the several managers named in Schedule A to the agreement, on the other hand (further referred to as the “Purchase Agreement”), to execute and deliver in the name and on behalf of Fortis Insurance, together with Fortis SA/NV and Fortis N.V. as Co-Guarantors and The Bank of New York as Indenture Trustee, an indenture relating to the issue of the Bonds (the “Indenture”), to execute and deliver in the name and on behalf of Fortis Insurance, together with The Bank of New York as Collateral Agent, Indenture Trustee and Securities Intermediary, a collateral agreement relating to the Bonds (the “Collateral Agreement”), to execute and deliver in the name and on behalf of Fortis Insurance the Bonds which are initially in the form of one or more global certificates and, in general,

(i)
to sign and deliver on behalf of Fortis Insurance all officers’ certificates and such other agreements, undertakings, letters, documents, instruments and papers deemed necessary or advisable for Fortis Insurance to become a party to the Purchase Agreement, the Indenture, the Collateral Agreement and the Bonds (collectively the “Agreements”) or to fulfil its obligations under such Agreements,

(ii)
to sign and deliver all documents and take any and all action on behalf of Fortis Insurance in connection with or incidental to the Agreements between the date hereof and until 45 days following the maturity date of the Bonds, including any necessary filings with the US Securities and Exchange Commission, and

(iii)	to do whatever may be necessary or advisable on behalf of Fortis Insurance for the Bond Issue to be effected as contemplated.

This power of attorney is governed by and construed in accordance with the laws of The Netherlands and remains valid and in force until the day which is 45 days following the maturity date of the Bonds.

This power of attorney may be executed in counterparts, all counterparts together constituting a single power of attorney.

Made in Brussels, on 25 January, 2008.

By:	/s/ G. Mittler	By:	/s/ J.P. Votron
	G. Mittler Member of the Board		J.P. Votron Chairman of the Board